Shutterfly, Inc.

"Delighting Our Customers" and Our CEO… But Not Our Shareholders

MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

May 21, 2015

Important Disclosures

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF MARATHON PARTNERS EQUITY MANAGEMENT, LLC AND ITS AFFILIATES (COLLECTIVELY, "MARATHON PARTNERS") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SHUTTERFLY, INC. (THE "COMPANY" OR "SHUTTERFLY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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Table of Contents

I. Introduction to Marathon Partners Equity Management, LLC

Introduction to Marathon Partners Equity Management, LLC



Marathon Partners Equity Management, LLC

- Investment Firm Founded by Mario Cibelli; $265 million AUM
- Patient capital including multi-year commitments
- Long-biased, concentrated equity strategy
- Since its inception (4/1/97), our flagship fund Marathon Partners L.P. has compounded annual returns of 15.8% vs 7.7% for the S&P 500



Management Interactions & Involvement

- Long-term investment horizon
- Seek collaborative relationships with management teams
- Willing to agitate for change when necessary; high hurdle to commit to activism
- Generalist but with strong focus on consumer facing internet brands/services
- Early and long-time owners of 1-800 Contacts (behind the scenes activist and participated in go-private transaction)



Shutterfly Involvement

- Active Shareholder for nearly 7 years
- 5.4% ownership makes our funds among the largest Shareholders of Shutterfly
- Targeted communication with management and Board regarding compensation, capital allocation, and strategic alternatives over the past 2 years

We've Been Actively Communicating With the Board Since 2013

Many of the concerns we share throughout this presentation are not new, as our correspondence with the Board regarding these issues dates back to May 2013

Brief excerpts from our May 2013 letter to the Board of Directors regarding management and incentives, compensation and Board alignment:

> "…for the past two years, target levels on revenue and EBITDA for performance-based restricted stock units ("PBRSU") have been at the low end of the range or below the range of the initial annual guidance provided publicly to shareholders."

> "…I believe there may be more room to improve the minimum level of stock ownership required for the CEO and board"

> "Ideally, management teams would sparingly sell shares granted to them so that appreciation and subsequent grants would create a sizable stake in the business and strong alignment of interests with shareholders."

> "…Is there room to compensate our CEO a little less so that other senior executives might be compensated a little more?"

> "Over the long-term, Shutterfly should achieve leverage on its stock compensation line in the income statement. Other successful technology and internet-related companies have shown significant operating leverage on their stock compensation lines"

- **We believe any concerns have not been satisfactorily addressed**

II. Executive Summary

Executive Summary

Management compensation and Board dynamics have led to distorted capital allocation decisions, leading to a decline in operating metrics, which has resulted in a languishing share price

- **We believe Shutterfly's issues encompass:**
  - Management Compensation & Incentives
    - ❑ Board Continues to Increase Compensation
    - ❑ Shareholders Were Misled by 2014 Proxy Statement
    - ❑ CEO's Interests are Misaligned
    - ❑ Easily Attainable Performance Goals
    - ❑ 2015 & 2016 Compensation Plans – Continuation of Same Issues
  - Board Misalignment
    - ❑ Venture Capital Holdovers
    - ❑ No Large Shareholder on the Board
  - Distorted Capital Allocation and M&A
    - ❑ Delivered Poor Return on Investments
    - ❑ M&A has Been a Distraction and Value Destructive
  - Operating Performance Deterioration
    - ❑ Shareholder Unfriendly Metrics
  - Stock Price Performance
    - ❑ Consistent Underperformance

Our Vision

- With the right changes, we believe Shutterfly is well-positioned for value creation going forward

- We believe Shutterfly should:

  - ➢ Design a compensation plan tied to metrics that will motivate management to perform and that we believe will directly drive shareholder value

  - ➢ Focus on improving operating results of the existing business; de-emphasize M&A

  - ➢ Aggressive share repurchase with excess cash and decrease issuance of dilutive instruments

  - ➢ Instill owner mentality at Board level

- We believe board reconstitution will result in:

  - ➢ A board and management team that views Shareholders as partners working together to create value

  - ➢ A higher earning and significantly more valuable company

- <u>**We believe improved results are not solely attainable through retaining the services of Mr. Housenbold**</u>

  - ➢ Through almost seven years of owning Shutterfly, we have become very knowledgeable about the photo commerce industry and have made extensive contacts. We believe there are highly qualified candidates to replace Mr. Housenbold both internally and externally should that be required

  - ➢ One of our nominees, Tom Hughes, can play a pivotal role in finding a suitable replacement for Mr. Housenbold if required

We Believe Shareholders are Losing Confidence

- Shutterfly's Shareholders have been given an opportunity to weigh in on executive compensation annually

  ➢ The Company's rate of approval deteriorated from approximately 98% of the votes cast in favor of the "say on pay" proposal at its 2011 Annual Meeting of Stockholders to just over 50% of the votes cast at its 2014 Annual Meeting of Stockholders

  ➢ The last two amendments for additional shares to the 2006 Equity Incentive Plan passed by very slim margins



Non-Binding Say on Pay
% Affirm Vote

Equity Incentive Plan

	% For	% Against
2010	50.4%	49.6%
2013	51.3%	48.7%

Our Highly Qualified and Experienced Nominees

Marathon Partners has nominated three Directors who, we believe, will represent the best interests of Shareholders

- Mario Cibelli
  - ➢ Managing Member of Marathon Partners Equity Management
  - ➢ One of Shutterfly's largest shareholders

- Thomas D. Hughes
  - ➢ Photo commerce executive with experience in consumer e-commerce, photo merchandizing and manufacturing

- Marwan Fawaz
  - ➢ Executive with experience in media, service and infrastructure companies through turnarounds and business transformations

II. Current Shutterfly Issues

Management Compensation & Incentives

"It is difficult to get a man to understand something, when his salary depends on his not understanding it."

- Upton Sinclar, *I, Candidate for Governor: And How I Got Licked*

The Board Continues to Increase Compensation

- Mr. Housenbold's compensation has the potential to be up almost as much as **10x** from 2007
- Shareholders have paid over **⅓** of profits for Mr. Housenbold's services
- Mr. Housenbold's compensation has been multiples of his peer group



Note: 1/3 of Mr. Housenbold's profits calculated by taking (aggregate 2006-2014 total compensation) / (aggregate 2006-2014 total compensation & earnings before taxes)
Note: 2015E compensation <u>excludes</u> $6.8 million November 2014 RSU grant
Source: Peer Group consists of Shutterfly's compensation peer group from Shutterfly 2015 Proxy

We Believe Shareholders Were Misled by the 2014 Proxy Statement

- The Company engaged with Shareholders to solicit feedback on executive compensation

- There was Shareholder concern regarding size of overall CEO target compensation

- Compensation committee response was: "Significantly <u>reduced</u> the overall target compensation of our CEO for 2014 (-31% vs. 2013), driven mostly by a reduction in target long-term incentive compensation, minimally offset by an increase in base salary to align with the compensation peer group median." - Shutterfly 2014 Proxy

  - **Stephen Killeen was a member of the compensation committee that approved this reduced target compensation**

We Believe The Board Did Not Keep Its Promise

- On November 20, 2014 (the "RSUs Grant") Mr. Housenbold was granted approximately $7M of time-based RSUs
- We find the sudden need to retain the services of Mr. Housenbold just prior to the critical holiday season disconcerting, particularly in light of the Board's assurances to the contrary

Promised to <u>reduce</u> Mr. Housenbold's Compensation



Mr. Housenbold's compensation <u>increased</u>



- ➢ Stephen Killeen was a member of the compensation committee that approved this grant
- ➢ **<u>How can Shareholders trust the Board and the Compensation Committee when it is willing to break its own promise?</u>**

No Matter How the Board Slices It, the CEO's Compensation Was Not Reduced

- The 2015 Proxy Statement takes great care in asking Shareholders to consider Mr. Housenbold's November 2014 grant as part of his 2015 compensation. Under this scenario, Mr. Housenbold's 2015 long-term incentive package would dramatically increase over 2014

- Under either scenario, the result is the same - the Board did not ultimately succeed in lowering his compensation as planned in the 2014 Proxy statement

  - **This is how the Board wants Shareholders to look at RSUs awards**

  - **Asking us to pay Mr. Housenbold 91% more in 2015 without proven results**

  - **Actual long-term incentive compensation reported in 2015 proxy**

  - **Anyway you slice it, long-term compensation is unchanged**



We are very hesitant to rely on promises the Board makes concerning Shutterfly's 2016 compensation plans

Source: Shutterfly 2015 Proxy Statement
* Totals don't match by $100,000 due to greater 2014 PBRSUs in left chart

18

We Believe the CEO's Interests are Misaligned

- We believe Mr. Housenbold's strong desire to turn his stock-based grants into cash creates a misalignment with the interests of Shutterfly Shareholders

- As displayed in the chart below, Mr. Housenbold has engaged in numerous sales of Shutterfly stock over the past five years, which causes us to seriously question his level of confidence in the Company and his desire to increase per share values for Shareholders

- Since 2010, Mr. Housenbold sold 2.4 million shares and purchased 60 thousand shares

- As of April 2015, Mr. Housenbold held 0.2% of common stock outstanding (76,776 shares)

	2010	2011	2012	2013	2014	2015 YTD	Total
Housenbold Sales ($ in Millions)	$9.8	$38.2	$0.0	$44.5	$6.0	$6.3	**$104.8**
Housenbold Purchases ($ in Millions)	$0.0	$0.4	$1.3	$0.0	$0.0	$0.0	$1.7

Source: SEC filings

Insider Sales Occurred While Company Repurchased Shares

- Even after **bullish commentary**, in our opinion, Mr. Housenbold sold shares of stock at prices lower than the Company paid to repurchase such shares in specific quarters

  ➢ *"So it's not – we're going to wait and see; we're going to step in market when the cooling-off period ends and we're going to go out there and buyback our stock and show the confidence in the business model in the future."* - Jeffrey Housenbold, 2/12/2014

- In the first quarter of 2014, for example, the Company repurchased 665,035 shares of its outstanding common stock at an average price of **$52.04**, while Mr. Housenbold sold 88,888 shares at an average price of **$48.01**

Date	Shares Sold	Price	Value
3/24/2014	21,143	$44.20	$934,432
3/24/2014	18,836	$44.91	$845,955
2/24/2014	37,581	$50.69	$1,904,902
2/24/2014	11,328	$51.38	$582,054
Total	**88,888**	**$48.01**	**4,267,343**

We Believe The Comp. Committee Sets Easily Attainable Performance Goals

- In 2013, 2014 and 2015 the Compensation Committee set revenue and Adjusted EBITDA goals at or below the low end of initial full year guidance

	Stated Goal	Initial Revenue FY Guidance				Stated Goal	Initial EBITDA FY Guidance	
	Revenue	Low	High			EBITDA	Low	High
2013	$730	$740	$746		**2013**	$131	$133	$142
2014	$900	$900	$920		**2014**	$160	$160	$175
2015	$1,029	$1,040	$1,060		**2015**	$181	$182	$192

Note: $ in Millions

Stephen Killeen was a member of the compensation committee that set these easily attainable goals

Low Adjusted EBITDA Trigger with Funding Based on Revenue

- The 2015 trigger Adjusted EBITDA is $181 million for Mr. Housenbold's 198,000 PBRSUs

- Shutterfly's original 2015 guidance was:
  - ➤ Net Revenues from $1,040 million to $1,060 million; and
  - ➤ Adjusted EBITDA from $182 million to $192 million; Adjusted EBITDA excluding restructuring from $192 million - $204 million

- Once this low level of Adjusted EBITDA is attained, the percentage funding for the PBRSUs is then based on 2015 total revenue:
  - ➤ $1,015 billion of revenue funds 50% of the PBRSUs earned
  - ➤ $1,029 billion of revenue funds 100% of the PBRSUs earned
    - ❑ **$11 million below the low end of guidance**
  - ➤ $1,100 billion of revenue funds 175% of the PBRSUs earned
    - ❑ **3.8% above high end of guidance range grants Mr. Housenbold an additional 148,500 PBRSUs!**

- Shutterfly's Enterprise business is expected to generate significant revenue in 2015 with limited contribution to profits

- This is all before the shareholder return modifier further adjusts the number of shares granted

The 2015 Compensation Plan Revealed

- While Shutterfly attempts to shift the discussion to its so called 'improvements' to the 2016 compensation plan, the Company revealed just how lucrative the 2015 compensation plan is

  ➢ **Mr. Housenbold may make nearly $28 million on his 2015 compensation plan if he meets certain targets that we believe are easily achievable!**

Element	Threshold	Target	Maximum
Total Cash Target	$1,225,000	$1,400,000	$2,100,000
Total RSU	$10,051,088	$15,460,200	$25,737,514
Total Compensation	$11,276,088	$16,860,200	**$27,837,514**

2016 Compensation Plan – More of the Same

- 60% of the long-term incentive program will be in PBRSUs and 40% will be time-based RSUs

  ➤ 45% of the total long term incentive program will be tied to Shutterfly's FCF per share metric

- Shutterfly defines Free Cash Flow as (EBITDA + stock based compensation – capital expenditures), which we believe has many shortfalls, for example:

  ➤ It doesn't take into account interest costs, taxes, or stock based compensation – these are real costs to Shareholders

- In his 2015 letter to Shareholders, Mr. Housenbold said *"Marathon Partners objects to the exclusion of interest in computing EBITDA on the purely theoretical speculation that management might be incentivized to borrow funds to make acquisitions."*

- On May 13, 2013, Shutterfly issued a press release following its debt raise stating *"The Company intends to use a portion of the net proceeds from the offering of the notes to **fund acquisitions and other strategic transactions**."*

  ➤ Since Shutterfly issued debt it has: repurchased shares, funded its business, made capital expenditures and acquired businesses

- When Shutterfly's 0.25% convertible bond is refinanced in 2018 it is very likely the interest costs will be up significantly. A refinancing at a significantly higher rate wouldn't have any effect on Shutterfly's free cash flow metric, in our opinion, even though it would be a very real incremental cost to Shareholders

We Believe the Tradition of Low Hurdles Continues in 2016

- *"The free cash flow per share targets are expected to be set at least 15% higher than our free cash flow for the year ended December 31, 2015 because they will be based on 2017 and 2018 free cash flow."* - Shutterfly 2015 Proxy

- **Context on how easy we believe this free cash flow target is to achieve:**
  - ➤ We believe 15% is not a compound annual growth rate – it is a minimum gross 2 year growth rate
  - ➤ Midpoint of '15 capital expenditures guidance: 8.9% of sales; long-term capital expenditures guidance: 7.5% of sales
  - ➤ *"But what we have said in the past is, we think EBITDA margins return with a two handle; we think that CapEx drops back down between 7% and 8%."* - Jeffrey Housenbold, 10/29/2014
  - ➤ **Shutterfly only needs to grow sales at a 2 year CAGR of 0.4% and hold Adjusted EBITDA margins steady to surpass the minimum 15% FCF growth target in 2017. This analysis is before buybacks, which could make the target that much easier to hit**

	Guidance 2015E	2016E	2017E	
Revenue	$1,050	$1,054	$1,059	Flat Revenue growth
Yr/Yr Growth Rate		*0.4%*	*0.4%*	
Adjusted EBITDA	$198	$199	$200	Flat Margins
Adjusted EBITDA Margin Excluding Restructuring	*18.9%*	*18.9%*	***18.9%***	
Capital Expenditures	$93	$94	$79	CapEx
Capital Expenditures % Revenue	*8.9%*	*8.9%*	*7.5%*	
FCF (EBITDA - CapEx)	$104	$105	$120	>15% FCF Growth
Gross '15 - '17 FCF Growth Rate			***15.01%***	

Note: $ in millions

Higher Free Cash Flow Growth Scenario

- Assuming higher revenue growth rates and margin expansion, free cash flow grows over 73%

  - ➤ *"…but we can make this a mid-20s EBITDA model, if we wanted to cut back on investments."* - Jeffrey Housenbold, 4/30/2014

	Guidance 2015E	2016E	2017E
Revenue	$1,050	$1,192	$1,341
Yr/Yr Growth Rate		*13.5%*	*12.5%*
Adjusted EBITDA	$198	$238	$282
Adjusted EBITDA Margin Excluding Restructuring	*18.9%*	*20.0%*	*21.0%*
Capital Expenditures	$93	$89	$101
Capital Expenditures % Revenue	*8.9%*	*7.5%*	*7.5%*
FCF (EBITDA - CapEx)	$104	$149	$181
Gross '15 - '17 FCF Growth Rate			***73.24%***



Higher growth

Scale Margins

CapEx

>73% FCF Growth

Note: $ in millions

Return Hurdles Appear to Favor Mr. Housenbold as Well

- ~25% of the PBRSUs will be tied to total shareholder return over a three-year performance period relative to an appropriate broad index

- We believe the Board <u>doesn't include</u> dividends reinvested in respective indices, which we believe misleads investors

  ➢ Shutterfly's 2015 Proxy states that the 3 year total return of the Russell 2000 and the Nasdaq Composite Indices were 62.6% and 81.8%, respectively

  ➢ However, <u>including dividends</u>, the Russell 2000 and the Nasdaq Composite returned 68.9% and 88.9% respectively

- Payouts range from:

  ➢ 50% of target for 30th percentile performance; **the Board appears to be asking Shareholders to pay Mr. Housenbold for underperforming**

  ➢ 100% of target for 60th percentile performance; **the Board appears to be asking Shareholders to pay Mr. Housenbold 100% of his target for simply performing average**

  ➢ 150% of target for 90th percentile performance

- We find it deeply troubling that the baseline price used to calculate the relative shareholder return modifier in 2014 was **$46.24**, whereas in 2015 it is **$43.63**

  ➢ We question how the Board seemingly gave no consideration to the fact that the share price is lower a full year later

Board Misalignment

Board Dynamics: The Board's Stake in the Business has Withered

- Current director and executive officer ownership has declined from 59.5% to 1.3% from July 2006 to April 2015 respectively

- VC firms with Board representation have exited, but representation remains on the Board years later



Source: SEC filings

Venture Capital Directors: We Believe It's Way Past Check-Out Time

<u>James White has remained on the Board well beyond his firm's exit in Shutterfly</u>

- Sutter Hill Ventures exited Shutterfly over 4 years ago

  - ➢ Sutter Hill after the IPO offering owned 6.8%

  - ➢ By 2011, the firm owned 0 shares

  - ➢ Whose interests is he representing?

- Nancy Schoendorf's firm, Mohr Davidow Ventures, exited Shutterfly over 7 years ago

  - ➢ Mohr Davidow after the IPO offering owned 17.3%

  - ➢ By 2008, the firm owned 0 shares

As a maturing e-commerce Company, with potentially less growth in front of it and a Shareholder base hungry for profits, we believe the directors' skill set should better reflect the reality of Shutterfly's current and future prospects

We believe the Board should therefore be reconstituted with direct Shareholder representatives as opposed to holdover Board members from legacy venture capital ownership

Poor Corporate Governance

- **<u>The Compensation Committee from 2009 to 2012 consisted ONLY of Stephen Killeen and Nancy Schoendorf</u>**

  ➢ While the Audit and Governance Committee each consisted of at least three directors

- Lack of a Vested Interest in Shutterfly

  ➢ No large shareholder representation on the Board

  ➢ "Directors who are substantial equity holders tend to be better monitors because their interest is more proprietary." – Charles Elson, Corporate Governance Expert

- Shareholder Unfriendly Governance Provisions

  ➢ Classified Board structure. We believe the ability of Shareholders to select directors each year is an important check on the performance of the Board

  ➢ Inability to call special meetings or act by written consent, which limits the ability of Shareholders to seek effective change

  ➢ ISS assigned Shutterfly a Governance QuickScore of 9, the second highest risk rating possible reserved for companies that maintain problematic shareholder unfriendly corporate governance practices

Source: SEC filings

Distorted Capital Allocation and M&A

We Believe Capital Invested Back Into the Business has Produced Poor Returns

- 2010 ROE: 8.3%

- 2014 ROE: 3.5%

- Average Stockholders Equity increased by $498 million from 2010 to 2014, yet we believe investors were not rewarded for this increase

  ➢ Average 2010 Stockholders Equity: $236 million

  ➢ Average 2014 Stockholders Equity: $733 million

- If the Company earned a 12% ROE on just the incremental capital invested into the business since 2010 ($498 million), that would equate to $60 million of additional net income today, which is more than the entire amount of net income and amortization of intangibles that was generated in 2014

Note: ROE = (fiscal year net income + amortization of intangibles) / average quarterly shareholders equity

We Believe Management has Been Distracted with M&A

- *"So, as of January 1, 2013 through today, we've looked at 149 different books in our space, broadly speaking, right, e-commerce, personalized products, and services."* - Jeffrey Housenbold, 4/30/2014

- *"Since January of 2013, has looked at approximately 225 deals."* - Jeffrey Housenbold, 4/29/2015

M&A – Dial it Back until Competence is Demonstrated, In Our Opinion

- The Company has spent more than $500M on acquisitions since 2010, or ~30% of the current enterprise value

- Notable M&A deals:
  - Tiny Prints, acquired for $406 million (4/25/2011)
    - Four years after its acquisition, we believe Tiny Prints may be worth approximately what it was acquired for, or possibly less
  - ThisLife, acquired for $23 million (12/28/2012)
    - ThisLife roll-out was botched, in our opinion, with resources dedicated to a separate brand and a failed subscription business
    - Substantial costs and resources are now being dedicated to integrating the service directly into Shutterfly's core business via Shutterfly 3.0
  - BorrowLenses, acquired for $36 million (10/24/2013)
    - We believe insiders would not choose to do this deal again if given the opportunity
  - GrooveBook, acquired for $14 million (10/31/2014)
    - Shark Tank backed business - likely too small to matter, in our opinion
  - Treat, startup with millions invested
    - Although not acquired, was a separate start-up brand attempting to break into the 1-to-1 greetings card business. Treat was unprofitable and has been shut down

- We believe Mr. Housenbold has been very vague regarding the results of Shutterfly's acquisitions
  - *"So, we're not breaking out organic versus inorganic growth because most of what we've been acquiring are customer list and once we put them into our system and we start to push them through our CRM and promotional activity, it becomes more difficult to parse out was it a acquired customer or existing customer because there's often overlap in those customer bases."*- Jeffrey Housenbold, 4/30/2014

Share Repurchases

- Shutterfly recently approved a $300 million buyback, and in the 1st quarter of 2015, repurchased a record amount of shares

- We believe Shutterfly's largest share repurchase authorization and record quarterly buyback is not a coincidence

  - We believe Marathon Partners' presence was a strong contributor to increase the repurchase authorization

  - *"While Shutterfly does have a pre-existing share repurchase authorization in place, we believe now is an opportune time to retire shares more aggressively....We have therefore modeled a repurchase amount in the range of $260 to $300 million, above and beyond the existing repurchase authorization."*

    - Marathon Partners Equity Management Letter to the Board of Directors, 11/04/2014

- We support share repurchases at prices that are accretive to intrinsic value per share

- We support additional share repurchases beyond the current $300 million authorization

Operating Performance Deterioration

We Believe Shutterfly is Using the Wrong Metrics

- Absolute growth does not necessarily create Shareholder value
- Growth in free cash flow per share does create Shareholder value

		2011	2012	2013	2014	3 Year CAGR	2 Year CAGR	1 Year Growth
Less Meaningful Metrics Directly Benefits CEO Compensation	Revenue	$473	$641	$784	$922	25%	20%	18%
	Shutterfly Adjusted EBITDA	$84	$128	$150	$167	26%	14%	11%
	Shutterfly Adjusted EBITDA % Margin	18%	20%	19%	18%			
	Shutterfly FCF[1]	50	67	75	77	15%	7%	1%
	Shutterfly FCF Per Share	$1.43	$1.80	$1.91	$1.99	12%	5%	4%
More Meaningful Metrics Directly Benefit Shareholders	Marathon EBITA[2]	$28	$61	$53	$40	13%	-19%	-24%
	Marathon EBITA % Margin	6%	10%	7%	4%			
	Marathon FCF[3]	15	12	9	1	-65%	-77%	-93%
	Marathon FCF Per Share	$0.43	$0.33	$0.23	$0.02	-66%	-77%	-93%

- **Shareholder friendly metrics reflect deterioration in operating results**

(1) Shutterfly free cash flow = EBITDA + SBC – capital expenditures
(2) Marathon EBITA = operating income + amortization of intangibles
(3) Marathon free cash flow = EBITDA – capital expenditures – interest – taxes

We Believe Shutterfly's Quality of Earnings has Deteriorated Dramatically

- As Shutterfly trumpets its record "EBITDA profitability," we believe stock based compensation and depreciation and amortization have become an increasingly large portion of the mix, pointing to a **lower quality of earnings**

- GAAP EBIT has all but evaporated

  - ➢ 2012 D&A + SBC % of Adjusted EBITDA: 52%

  - ➢ 2013 D&A + SBC % of Adjusted EBITDA: 65%

  - ➢ 2014 D&A + SBC % of Adjusted EBITDA: 76%

2012 Adjusted EBITDA Composition



2013 Adjusted EBITDA Composition



2014 Adjusted EBITDA Composition



Shutterfly's Stock Based Compensation Is Out of Line With Peers

- We believe Shutterfly's total stock-based compensation relative to peers is excessive

	2012	2013	2014
Peer Group Median SBC / Adjusted EBITDA	18%	20%	15%
SFLY SBC / Adjusted EBITDA	29%	36%	37%
SFLY Multiple of Median SBC / Adjusted EBITDA	**1.6x**	**1.8x**	**2.5x**

Stock Price Performance

Stock Price Underperformance

- Shares of Shutterfly have significantly underperformed the market and peers over an extended period of time

- Unlike the Company's performance chart, we believe **including** dividends presents the fairest picture

	Share Price Performance [1]			
	1 Year	2 Year	3 Year	4 Year
Russell 2000 Index	5%	45%	69%	62%
Nasdaq Composite Index	15%	60%	89%	87%
Compensation Peer Group [2]	**9%**	**72%**	**96%**	**111%**
Shutterfly, Inc.	**-18%**	**40%**	**83%**	**20%**
Underperformance vs. Russell 2000	-23%	-6%	14%	-42%
Underperformance vs. Nasdaq	-33%	-21%	-6%	-68%
Underperformance vs Compensation Peer Group	**-27%**	**-33%**	**-12%**	**-92%**

Source: Bloomberg - Nasdaq and Russell 2000 total returns include dividends reinvested back into respective indices

   Bloomberg - Compensation Peer Group is an equal weighted portfolio with dividends reinvested back into individual securities

(1) Total Return as of 12/31/2014. Compensation Peer Group based on Company selected peer group from Preliminary Proxy filed 4/30/2015

(2) Comprised of the 17 publicly-traded technology companies used by the Company in its 2015 proxy statement

IV. Our Plan

Plan to Improve Performance at Shutterfly

- We believe Shutterfly should:

  - ➢ Design a compensation plan tied to metrics that will motivate management to perform and that we believe will directly drive shareholder value

  - ➢ Focus on improving operating results of the existing business; de-emphasize M&A

  - ➢ Aggressive share repurchase with excess cash and decrease issuance of dilutive instruments

  - ➢ Instill owner mentality at Board level

The Right Compensation Plan to Drive Bottom Line Oriented Results

- Implement a compensation plan that we believe encourages the right kind of behavior from management

  - ➢ We believe an intelligently designed compensation plan that encourages growth in metrics that are more direct drivers of shareholder value is critical for Shutterfly

  - ➢ Prefer a success based plan achieving satisfactory results through 2018 (at-risk compensation plans)

  - ➢ **Adjusted earnings (or cash earnings) per share** and **return on equity** based metrics - simple and shareholder friendly, in our opinion

  - ➢ Discontinue PBRSU grants based off of revenue, Adjusted EBITDA or Adjusted EBITDA less CapEx per share

  - ➢ We believe shorter term plans could also be used if necessary as long as they follow the earnings trajectory of a longer-term plan

  - ➢ Encourage CEO and other senior executives to be on the same plan – to get buy-in from entire executive team

- **A new compensation plan is critical for Shutterfly. We are willing to find a successor to Mr. Housenbold if he is unwilling to adopt a more shareholder friendly stance on incentive compensation. We believe strong candidates exist internally and externally for the CEO position**

Focus on Operational Improvements

Improve margins and lower capital intensity

- Examine costs and spending on start-up projects

- Rigorous analysis of operations with eye towards improving returns

- More rigid analysis on insource vs outsource decisions

- Rightsize operating costs per employee, which have inflated over recent years

- Realize scale benefits from being the leader in the space

- Re-evaluation of stock based compensation costs

- More efficient use of existing assets

- Continue to profitably grow the Enterprise business

Focus on the Core

- Divest businesses that are outside of core areas of expertise

  ➢ Equipment rental strays too far from core areas of strength

- Refrain from most M&A activity until results can be improved

  ➢ Return and margin dilutive international deals off the table until returns improve with domestic assets

- Focus on existing brands only and prune portfolio if appropriate

  ➢ Don't commit resources to new brands

  ➢ Analyze secondary brands for profitability

Shrinking Shutterfly's Shares Outstanding Going Forward

- We believe right sizing stock based compensation to fall more in line with peers and continuing share repurchases will slow or even reverse growth in shares outstanding

- Operational improvements coupled with fewer shares outstanding over the next few years could be a potent combination for Shutterfly Shareholders

- We would recommend continued share repurchases only when the market price is at a discount to its intrinsic value

We Believe the Board Needs to Adopt an Owners Mentality

- Change Board philosophy to bring Shareholders to the forefront of thinking – will be challenging but we are up for the task

  - ➢ Return focused versus growth at any cost

  - ➢ Reconstitute board

    - ✓ IN: Board members that are engaged and active, with a Shareholder mindset, focusing on high quality earnings metrics

    - ✗ OUT: Board members disengaged from Shareholders, stale problem solving, growth at any cost mentality

- Openness with Shutterfly Shareholders

  - ➢ Hold an analyst day

  - ➢ Share long-term projections

  - ➢ Share more information on how the core business and acquisitions are performing

  - ➢ **<u>Shareholders are partners in the business – treat them as such</u>**

We Believe Shutterfly's Board has done a Poor Job Representing Shareholders

Stephen J. Killeen

- × On the Board for over 8 years
- × 1 of 3 members of the Compensation Committee responsible for egregious and misaligned compensation plans
- × Was 1 of only 2 members of the Compensation Committee for 4 years [2009-2012]
- × Currently holds 10,652 shares. Interests misaligned with Shareholders
- × Sold more than 30,000 Shutterfly shares since May 2013 without buying

James N. White

- × On the Board for over 9 years
- × Placed on the Board to represent his venture capital firms interests
- × Mr. White's venture capital firm sold its position over 4 years ago
- × Venture Capital/growth expertise not in step with maturing e-commerce company
- × Very small remaining interest in the Company
- × Hasn't bought a share in the open market since December 2011

Jeffrey T. Housenbold

- × CEO since 2005
- × Overseen deterioration of operating metrics
- × As of April 2015 held 76,776 shares (less than Nancy Schoendorf)
- × Sold over $100 million of shares over past 5 ¼ years
- × M&A strategy with questionable results
- × Serves on two other public company boards
- × Total compensation is <u>multiples</u> of peer group and based on easily achievable metrics, in our opinion
- × Suddenly needed to be retained in November 2014 just weeks before the critical holiday selling season

We Believe Our Slate Will Think of Shareholders First and Foremost



Mario D. Cibelli

- ✓ Nearly 25 years of investment experience
- ✓ Sector focus around internet and e-commerce companies
- ✓ Investor in Shutterfly for over 7 years
- ✓ High level understanding of Shutterfly's business and management team
- ✓ Interests closely aligned with other Shareholders
- ✓ Shutterfly is a large investment in Marathon Partners



Thomas D. Hughes

- ✓ Very experienced photo commerce executive with deep industry contacts
- ✓ Unique experience in consumer e-commerce, photo merchandising and manufacturing would provide perspective not present in current board
- ✓ Launched two successful photo book companies
- ✓ Active board leadership of RPI, one of the leaders in producing photo books, cards and gifts
- ✓ Industry knowledge and contacts gives him tangible, direct, know-how that we believe would be invaluable to Shutterfly Shareholders



Marwan Fawaz

- ✓ Experience in media, service and infrastructure companies focusing on turnaround situations, top line growth, and cost restructuring
- ✓ Engagement in companies with large and complex physical assets is very relevant to the risks and opportunities that Shutterfly faces
- ✓ Experience in running large technology and product development driven organization would be very valuable, in our opinion, in guiding Shutterfly's business transformation

Confronting the Elephant in the Room

- Can Shutterfly prosper without Mr. Housenbold?

  ➢ We believe the answer is **YES**

- Mr. Housenbold contributed substantially over Shutterfly's formative years; however, recently there has been a growing disconnect between his vision and Shareholders'

- Through almost seven years of owning Shutterfly, we have become very knowledgeable about the photo commerce industry and have made extensive contacts. We believe there are highly qualified candidates to replace Mr. Housenbold both internally and externally should that be required

- One of our nominees, Tom Hughes, can play a pivotal role in finding a suitable replacement for Mr. Housenbold if required

- We believe finding a suitable replacement, willing to work for Shareholders' best interests with a fair compensation plan, at the leading photo e-commerce company, will not be challenging, or disruptive to the Company

We are Open to a Sale of Shutterfly at a Fair Price

- We are open to a sale of the Company at a fair price, should an opportunity present itself

- We believe there continues to be a strong interest in Shutterfly from potential buyers

- We believe this dynamic has created a window of opportunity for the Company to realize increased value for its Shareholders through a negotiated transaction

  ➢ We have concerns regarding the Company's 2014 evaluation process

- Given the Board's inability to properly align its compensation plans with Shareholders interests and its low stock ownership, **we are concerned that Shutterfly Shareholders may not have been properly represented during the evaluation process**

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